EXHIBIT 99.2

Management’s Report

Managements’ Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011. The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2011.

(signed)	(signed)

John P. Dielwart	Steven W. Sinclair
Chief Executive Officer	Senior Vice-President Finance and Chief Financial Officer

Calgary, Alberta
February 8, 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2011 and December 31, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ARC Resources Ltd. and  subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010  in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte and Touche LLP”
Independent Registered Chartered Accountants
February 8, 2012
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 8, 2012 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte and Touche LLP”
Independent Registered Chartered Accountants
February 8, 2012
Calgary, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 and January 1

(Cdn$ millions)	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents (Note 7)	$0.5	$2.0	$-
Short-term investment	3.3	3.5	-
Accounts receivable	168.1	160.5	115.9
Prepaid expenses	14.3	12.0	18.2
Risk management contracts (Note 16)	21.0	66.8	5.9
Assets held for sale (Note 11)	4.6	123.9	-
	211.8	368.7	140.0
Reclamation funds (Note 9)	26.9	25.0	33.2
Risk management contracts (Note 16)	3.7	0.6	3.2
Property, plant and equipment (Note 11)	4,645.6	4,343.2	3,550.4
Intangible exploration and evaluation assets (Note 10)	187.7	74.4	23.0
Goodwill (Note 6)	248.2	248.2	157.6
Total assets	$5,323.9	$5,060.1	$3,907.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$305.0	$211.7	$166.7
Current portion of long-term debt (Note 13)	40.5	15.7	27.0
Dividends payable	28.9	27.7	23.7
Risk management contracts (Note 16)	18.9	22.0	12.9
Exchangeable shares	-	-	47.2
Liabilities associated with assets held for sale	1.9	18.0	-
	395.2	295.1	277.5
Risk management contracts (Note 16)	3.0	20.9	1.0
Long-term debt (Note 13)	721.2	787.8	819.1
Long-term incentive compensation liability (Note 19)	18.5	26.6	10.9
Other deferred liabilities	21.4	25.0	-
Asset retirement obligations (Note 14)	496.4	381.7	298.1
Deferred taxes (Note 17)	506.4	410.6	255.1
Total liabilities	2,162.1	1,947.7	1,661.7

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Shareholders’ capital (Note 18)	3,218.3	3,112.5	2,898.3
Contributed surplus	0.5	-	-
Deficit	(57.0)	-	(652.0)
Accumulated other comprehensive loss	-	(0.1)	(0.6)
Total shareholders’ equity	3,161.8	3,112.4	2,245.7
Total liabilities and shareholders’ equity	$5,323.9	$5,060.1	$3,907.4

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors

(signed)	(signed)
Mac H. Van Wielingen	Fred J. Dyment
Chairman of the Board of Directors and Director	Chair of the Audit Committee and Director

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31

(Cdn$ millions, except per share amounts)	2011	2010

Sales of crude oil, natural gas and natural gas liquids	$1,438.2	$1,213.7
Royalties	(219.3)	(192.8)
REVENUE	1,218.9	1,020.9

Gain on risk management contracts (Note 16)	59.3	93.6
	1,278.2	1,114.5

EXPENSES
Transportation	36.1	29.7
Operating	295.3	261.9
Exploration and evaluation expenses (Note 10)	-	0.8
General and administrative	80.1	91.6
Interest and financing charges	38.9	42.5
Accretion of asset retirement obligation (Note 14)	13.4	12.6
Depletion, depreciation, amortization and impairment (Note 11)	509.2	408.7
Loss (gain) on foreign exchange	10.5	(26.8)
Loss on revaluation of exchangeable shares	-	48.8
Loss (gain) on short-term investments	0.2	(0.9)
Gain on disposal of petroleum and natural gas properties (Note 11)	(89.5)	-
	894.2	868.9
Capital and other taxes	-	0.2
Deferred tax expense (Note 17)	97.0	33.2
Net income	$287.0	$212.2

Net income per share (Note 18)
Basic	$1.00	$0.82
Diluted	$1.00	$0.80

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31

(Cdn$ millions)	2011	2010

Net income	$287.0	$212.2

Other comprehensive income, net of tax
Gains on financial instruments designated as cash flow hedges	-	0.5
Gains on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year	-	0.1
Net unrealized gains on available-for-sale reclamation funds’ investments	0.1	0.1
Gains and losses on financial instruments designated as available-for-sale reclamation fund investments in prior periods realized in net income in the current year	-	(0.2)
Other comprehensive income	0.1	0.5
Comprehensive income	$287.1	$212.7

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31

(Cdn$ millions)
	Shareholders’ Capital	Contributed Surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ Equity
January 1, 2010	$2,898.3	$-	$(652.0)	$(0.6)	$2,245.7
Equity offering	252.3	-	-	-	252.3
Issued on acquisition (Note 5)	449.2	-	-	-	449.2
Issued on conversion of exchangeable shares	7.9	-	-	-	7.9
Trust units issued pursuant to the distribution reinvestment program	74.4	-	-	-	74.4
Trust unit issue costs(1)	(10.7)	-	-	-	(10.7)
Comprehensive income	-	-	212.2	0.5	212.7
Distributions declared	-	-	(313.5)	-	(313.5)
Issued for exchangeable shares pursuant to the Arrangement (Note 1)	194.4	-	-	-	194.4
Elimination of deficit pursuant to the Arrangement (Note 1)	(753.3)	-	753.3	-	-
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued pursuant to the dividend reinvestment program	105.8	-	-	-	105.8
Share options granted	-	0.5	-	-	0.5
Comprehensive income	-	-	287.0	0.1	287.1
Dividends declared	-	-	(344.0)	-	(344.0)
December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8

(1)	Amount is net of deferred tax of $4.7 million.

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(Cdn$ millions)	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$287.0	$212.2
Add items not involving cash:
Unrealized gain (loss) on risk management contracts (Note 16)	16.5	(28.2)
Accretion of asset retirement obligation (Note 14)	13.4	12.6
Depletion, depreciation, amortization and impairment (Note 11)	509.2	408.7
Exploration and evaluation expenses (Note 10)	-	0.8
Unrealized loss (gain) on foreign exchange	9.7	(26.8)
Gain on disposal of petroleum and natural gas properties (Note 11)	(89.5)	-
Deferred tax expense	97.0	33.2
Other (Note 22)	1.0	54.5
Net change in other liabilities (Note 22)	(9.6)	7.9
Change in non-cash working capital (Note 22)	68.0	2.1
	902.7	677.0

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	(35.2)	(241.3)
Issue of Senior Notes	-	210.4
Repayment of Senior Notes	(16.3)	(81.4)
Issue of shares	1.6	241.8
Cash dividends paid	(238.7)	(237.1)
	(288.6)	(107.6)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(57.8)	(9.0)
Disposals of petroleum and natural gas properties	167.6	3.9
Property, plant and equipment development expenditures	(614.8)	(537.9)
Exploration and evaluation expenditures	(113.3)	(51.4)
Net reclamation fund (contributions) withdrawals	(1.8)	8.3
Change in non-cash working capital (Note 22)	4.5	18.7
	(615.6)	(567.4)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1.5)	2.0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2.0	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$0.5	$2.0
The following are included in cash flow from operating activities:
Income taxes paid in cash	$1.7	$-
Interest paid in cash	$25.8	$20.6

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, December 31, 2010 and January 1, 2010
(all tabular amounts in Cdn$ millions, except per share amounts)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd., its predecessor ARC Energy Trust and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

On December 31, 2010, ARC Energy Trust (the “Trust”) effectively completed its conversion from an income trust to a corporation pursuant to the Plan of Arrangement (the “Arrangement”), under Section 193 of the Business Corporations Act (Alberta) that was approved by securityholders at the Joint Special Meeting of Securityholders of ARC Energy Trust and ARC Resources Ltd. on December 15, 2010.  The Trust was dissolved and the Company, together with its subsidiaries, received all of the assets and assumed all of the liabilities of the Trust.  Unitholders of the Trust received one common share of the Company for each trust unit held. Exchangeable shareholders received common shares of the Company on the same basis as the holders of Trust Units based on the number of Trust Units into which each exchangeable share would be exchangeable into on December 31, 2010.   The Board of Directors and senior management of the Trust continued as the Board of Directors and senior management of ARC.

In connection with the Arrangement, ARC assumed all of the obligations of the Trust in respect of Restricted Trust Units (“RTU’s”) and Performance Trust Units (“PTU’s”) outstanding under the Long Term Incentive Plan.  The Arrangement did not result in the acceleration of vesting of any such awards.  Upon vesting, holders of RTU’s and PTU’s are entitled to receive cash payments on the same terms and conditions that existed prior to the Arrangement except that such cash payments will be based upon the market value of ARC common shares, as adjusted for dividends, rather than upon the market value of the Trust Units, as adjusted for distributions.

Pursuant to the Arrangement, shareholders’ capital was reduced by $753.3 million, the amount necessary to eliminate the deficit of the Trust outstanding at the time of the Arrangement.

The Arrangement has been accounted for as a continuity of interests and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, income and cash flows as if the Company had always carried on the business formerly conducted by the Trust.  In these and future financial statements ARC will refer to common shares, shareholders and dividends which were formerly referred to as trust units, unitholders and distributions under the trust structure.  Comparative amounts in these and future financial statements will reflect the history of the Trust.

ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION

The consolidated financial statements (the “financial statements”) represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were prepared using accounting policies consistent with IFRS.

A summary of ARC’s significant accounting policies under IFRS is presented in Note 3.  These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 23.

An explanation of how the transition to IFRS has affected the reported balance sheet, changes to shareholders’ equity, income and comprehensive income, and cash flows of the Company is provided in Note 23.

The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd.  Any reference to the “Company” or “ARC” throughout these financial statements refers to the Company and its subsidiaries.  All inter-entity transactions have been eliminated.

The financial statements have been prepared on the historical cost basis with the exception of the following which are measured at fair value:

•	available-for-sale assets; and
•	derivative financial instruments.

These financial statements were authorized for issue by the Board of Directors on February 8, 2012.

3.	SUMMARY OF ACCOUNTING POLICIES

Revenue Recognition
Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers.  Revenue is measured at the fair value of the consideration received or receivable.  Revenue from the sale of crude oil, natural gas, and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:
•	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;
•	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to ARC; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is presented net of royalties accrued.

Transportation
Costs paid by ARC for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Interests
ARC conducts many of its oil and gas production activities through jointly controlled assets and the financial statements reflect only ARC’s proportionate interest in such activities.

Long-Term Incentive Plans
Restricted Share Unit & Performance Share Unit and Deferred Share Unit Plans
ARC has established a cash-settled Restricted Share Unit & Performance Share Unit Plan (“RSU & PSU Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC as well as a Deferred Share Unit Plan (“DSU Plan”) for non-employee directors.  Compensation expense associated with the RSU & PSU plan and the DSU plan is granted in the form of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) and is determined based on the fair value of the share units at grant date and is subsequently adjusted to reflect the fair value of the share units at each period end.  This valuation incorporates the period-end share price, the number of RSUs, PSUs and DSUs outstanding at each period end, and certain management estimates.  As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying share price.  In addition, compensation expense is amortized and recognized in earnings over the vesting period of the RSU & PSU plan and DSU plan with a corresponding increase or decrease in liabilities.  Classification between accrued liabilities and accrued long term incentive compensation is dependent on the expected payout date.

Share Option Plan
ARC has established a share option plan for certain employees and consultants that will settle through the issuance of equity.  The fair value of share options issued to employees is determined on their grant date using a valuation model and recorded as compensation expense over the period that the share options vest, with a corresponding increase to contributed surplus.  The exercise price of the share options granted may be reduced by the amount of dividends declared in future periods in accordance with the terms of the plan.  Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual vesting.  When share options are exercised, the proceeds, together with the amounts recorded in contributed surplus, are recorded in shareholders’ capital.  No share options have been issued to consultants to date.

Cash Equivalents
Cash equivalents include market deposits and similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Funds
Reclamation funds hold investment grade assets and cash and cash equivalents.  Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income, net of tax.

Goodwill
ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired company.  Goodwill is stated at cost less any accumulated impairment losses.

Intangible Exploration and Evaluation Assets (“E&E”)
Intangible exploration and evaluation costs are capitalized within E&E until the technical feasibility and commercial viability, or otherwise, of the project has been determined.  Such E&E costs may include costs of license acquisition, technical services and studies, and exploration drilling and testing.  Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the intangible exploration asset.

If an E&E project is determined to be unsuccessful, all associated costs are charged to the statement of income.

If commercial reserves are established for a project classified as E&E, the relevant cost is transferred from E&E to development and production assets which are classified as property, plant and equipment on the consolidated balance sheet.  Assets are reviewed for impairment prior to any such transfer.

Assets classified as E&E are not amortized.

Costs incurred prior to obtaining the legal right to explore are expensed as incurred.

Property, Plant and Equipment (“PP&E”)
Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization and accumulated impairment losses.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized separately in the statement of income.

Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured.  Where the exchange is measured at fair value, a gain or loss is recognized in the statement of income.

Overhead costs which are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by management are capitalized.  These costs include compensation costs paid to internal personnel dedicated to capital projects.

Depletion, Depreciation and Amortization
Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations.  Depletion expense is calculated on the unit-of-production basis based on:

(a)	total estimated proved and probable reserves calculated in accordance with Ontario Securities Commission’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;
(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and
(c)
relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of corporate assets is calculated on a straight-line basis over the useful life of the related assets.

Impairment
Development and Production Assets
ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment.  A CGU is a grouping of assets that generate cash inflows independently of other assets held by the Company.   Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s oil and gas assets into CGUs.

CGUs are reviewed at each reporting date for indicators of potential impairment.  If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less cost to sell and its current value in use.  Any excess of carrying value over recoverable amount is recognized in the statement of income as an impairment charge, included within depletion, depreciation and amortization.

If there is an indicator that a previously recognized impairment charge may no longer be valid, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount.  An impairment charge is reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion, if no impairment loss had been recognized.

E&E, Administrative Assets and Goodwill
E&E, administrative assets and goodwill are assessed for impairment at the operating segment level.  Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies.  Impairment tests are carried out when E&E assets are transferred to development and production assets following the declaration of commercial reserves, and any time that circumstances arise which could indicate a potential impairment.  Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually.  An impairment loss is recognized if the total carrying values of E&E, administrative assets and goodwill exceed the aggregate impairment cushions calculated for each of ARC’s CGUs and is applied first to reduce the carrying amount of goodwill and then to E&E and administrative assets on a pro-rata basis.  Any impairment loss of goodwill is not reversed.

If E&E, administrative assets and goodwill are subject to impairment testing in the same period in which there is an indication of impairment in one of ARC’s CGUs, that CGU is first tested for impairment and any resulting impairment loss is recorded prior to conducting impairment tests on assets at the operating segment level.

Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use.  This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.  For the sale to be highly probable, management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated.  The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in the consolidated statement of income in the period measured.  Non-current assets held for sale are presented in current assets and liabilities within the consolidated balance sheet.  Assets held for sale are not depleted, depreciated or amortized.

Asset Retirement Obligations
ARC recognizes an asset retirement obligation (“ARO”) in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made.  On a periodic basis, management reviews these estimates and changes, if any, are applied prospectively.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase to the carrying amount of the related asset.  The capitalized amount is depreciated on a unit-of-production basis over the life of the associated proved plus probable reserves.  The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in earnings.  Periodic revisions to the liability specific discount rate, estimated timing of cash flows or to the original estimated undiscounted cost can also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.

Deferred Taxes
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

Deferred income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax assets and tax liabilities are offset to the extent there is a legally enforcable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial Instruments
Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition.  Measurement in subsequent periods depends on the financial instrument’s classification, as described below.

a. Fair value through profit and loss
Financial assets and liabilities designated as fair value through profit and loss are subsequently measured at fair value with changes in those fair values charged immediately to earnings.  With the exception of risk management contracts that qualify for hedge accounting, ARC classifies all risk management contracts and short term investments as fair value through profit and loss.  Cash and cash equivalents are also classified as fair value through profit and loss.

b. Available-for-sale assets
Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in Other Comprehensive Income (“OCI”), net of tax.  Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset.  ARC classifies its reclamation fund assets as available-for-sale assets.  Transaction costs related to the purchase of available-for-sale assets are recognized in the statement of income.

c. Held-to-maturity investments, loans and receivables and other financial liabilities
Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method.  ARC classifies accounts receivable to loans and receivables, and accounts payable and accrued liabilities, accrued long-term incentive compensation, dividends payable and long-term debt to other financial liabilities.

For derivative instruments that qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are obtained.  This documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  When applicable, ARC also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions.  This would include linking the particular derivative to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

Where specific hedges are executed, ARC assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.   Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in the statement of income.  When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings.  Gains and losses on derivatives are reclassified immediately to earnings when the hedged item is sold or derecognized for hedge accounting.

Exchangeable Shares
ARC’s exchangeable shares were derivative financial liabilities measured at fair value with changes in fair value recorded on the statement of income.

Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the consolidated balance sheet date.  Revenues and expenses are translated at the period average rates of exchange.  Translation gains and losses are included in earnings in the period in which they arise.

ARC’s functional and presentation currency is Canadian dollars.

4.	NEW ACCOUNTING POLICIES

Current Year Accounting Changes
2011 is ARC’s first year reporting its financial statements under IFRS.  Accounting standards issued to date effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Future Accounting Changes
ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

As of January 1, 2015 , ARC will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments:  Recognition and Measurement”.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories:  amortized cost and fair value.  Portions of the standard remain in development and the full impact of the standard on ARC’s Consolidated Financial Statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”.  Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted.  A brief description of each new standard follows below:

•
IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”.  This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•
IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model.  All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•
IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•
IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements.  This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ARC is currently analyzing the expected impact, if any, that the adoption of each of these standards will have on its Consolidated Financial Statements.

5.	BUSINESS COMBINATION

On August 17, 2010, ARC acquired 100 per cent of the existing and outstanding common shares of Storm Exploration Inc. (“Storm”) for total consideration of $652.1 million, including the assumption of approximately $96.7 million of Storm bank debt.  Storm is a petroleum and natural gas company holding assets that are a strategic fit with ARC’s existing asset portfolio.  The primary assets acquired are in close proximity to ARC’s Dawson field and the goodwill recognized on acquisition is primarily attributed to the expected future cash flows to be derived from synergies which will contribute to operational efficiencies.

The acquisition was settled with the issuance of approximately 23 million trust units and 1.9 million exchangeable shares. The allocation of the components of total consideration to the net assets acquired is as follows:

Net Assets Acquired
Property, plant and equipment	$712.7
Short term investment	2.9
Risk management contracts	0.7
Goodwill	90.6
Net working capital deficiency	(3.3)
Office lease obligation	(1.2)
Asset retirement obligations	(21.7)
Deferred income tax liability	(128.6)
Total net assets acquired	$652.1

Consideration
Trust units issued (23,003,154 units)	$449.2
Exchangeable Shares issued (1,924,997 exchangeable shares) (1)	106.2
Bank debt (net of cash acquired)	96.7
Total consideration paid	$652.1
(1)	At acquisition date, 1,924,997 ARL Series B exchangeable shares were issued at an average exchange ratio of 2.82551, for total trust unit equivalent of 5,439,098 units.

In conjunction with this transaction, ARC has recorded $0.8 million of applicable transaction costs to general and administrative expenses on the Consolidated Statements of Income.  The net working capital deficiency acquired includes $7.2 million of trade accounts receivable, all of which were considered to be collectable at the time of the acquisition and $13.5 million of accounts payable and accrued liabilities. ARC has not recognized any goodwill impairment losses from acquisition date to December 31, 2010.

These Consolidated Financial Statements incorporate the results of operations of the acquired Storm properties from August 17, 2010.  For the year ended December 31, 2010, ARC recorded revenue from oil, natural gas and natural gas liquids of $34.3 million and net income of $8.3 million in respect of the acquired assets.  Had the acquisition occurred on January 1, 2010, for the year ended December 31, 2010, ARC estimates that its pro forma sales and net income would have been approximately $1,289.3 million and $276.9 million, respectively.

6.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year.  Actual results could differ from those estimated.  The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.

Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the CGU level.  Determination of what constitutes a CGU is subject to management judgments.  The asset composition of a CGU can directly impact the recoverability of the assets included therein.  In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less cost to sell and value in use.

At December 31, 2011 the recoverable amounts of ARC’s CGUs were estimated as their fair value less cost to sell based on the following information:

i)	the net present value of the after-tax cash flows from oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator; and

ii)	the fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator with consideration given to acquisition metrics of recent transactions completed on similar assets to those contained within the relevant CGU.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves.  Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available.  Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)
Oil and natural gas prices.  Forward price estimates of the oil and natural gas prices are used in the cash flow model.  Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate.  The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital.  Changes in the general economic environment could result in significant changes to this estimate.

Impairment tests were carried out at December 31, 2011 and were based on fair value less costs to sell calculations, using an after-tax discount rate of 10 per cent and the following forward commodity price estimates:

	WTI Oil	AECO Gas	Cdn$/US$
Year	(US$/bbl)(1)	(Cdn$/mmbtu)(1)	Exchange Rates(1)
2012	97.00	3.49	0.980
2013	100.00	4.13	0.980
2014	100.00	4.59	0.980
2015	100.00	5.05	0.980
2016	100.00	5.51	0.980
2017	100.00	5.97	0.980
2018	101.35	6.21	0.980
2019	103.38	6.33	0.980
2020	105.45	6.46	0.980
2021	107.56	6.58	0.980
Remainder(2)	2.0%	2.0%	0.980
(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2012.
(2)	Percentage change represents the change in each year after 2021 to the end of the reserve life.

For the year ended December 31, 2011, ARC recorded an impairment charge (net of recoveries of $28.4 million) of $71.9 million ($30.7 million for the year ended December 31, 2010). The net impairment losses have all been recorded in the Southern Alberta and Southwest Saskatchewan CGU as a result of a weakening of the forward price curve for natural gas at January 1, 2012 as compared to January 1, 2011.

A one per cent increase in the assumed after tax discount rate would result in an additional impairment of $17.9 million for the twelve months ended December 31, 2011, while a five per cent decrease in the forward commodity price estimate would result in an additional impairment of approximately $32.3 million.

The carrying value of goodwill at December 31, 2011 is $248.2 million.  This value is supported by the combined excess recoverable amount over the current carrying value of ARC’s operating segment.

Depletion of oil and gas assets
Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s external reserve evaluator.  See (a) above for discussion of estimates and judgments involved in reserve estimation.

Asset retirement obligation
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation.  Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.

Derivative Instruments
The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature are subject to measurement uncertainty.

Employee Compensation Costs
Compensation expense accrued for ARC’s Performance Share Unit Plan is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.  The determination of the performance multiplier is subject to management estimation.

Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model.  The inputs to this model rely on management judgment.

Deferred Taxes
Tax interpretations, regulations and legislation are subject to change and as such income taxes are subject to measurement uncertainty.  Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

7.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included restricted cash amounts of $1.7 million at December 31, 2010. This balance represented amounts received from a government agency to fund certain future capital expenditures of the Company.  As qualifying expenditures under the funding agreement are not expected to be made, the undrawn cash plus interest accrued to date was repaid in 2011.

The remaining cash balance of $0.5 million at December 31, 2011 and $0.3 million at December 31, 2010 (nil at January 1, 2010) was held in investment grade assets.

8.	FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations.  ARC is exposed to credit risk with respect to its cash equivalents, short term investments, accounts receivable, reclamation fund, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  ARC manages this credit risk as follows:

•
By entering into sales contracts with only established creditworthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;

•	By limiting exposure to any one counterparty in accordance with ARC’s credit policy; and
•	By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

The majority of the credit exposure on accounts receivable at December 31, 2011 pertains to accrued revenue for December 2011 production volumes.  ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”).  Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.  At December 31, 2011, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is fully secured with Letters of Credit.

ARC’s allowance for doubtful accounts was nil as at December 31, 2011 and nil at December 31, 2010.   ARC did not record any additional provision for non-collectable accounts receivable during the years ended December 31, 2011 and 2010.

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at December 31, 2011, $2.9 million of accounts receivable are past due, all of which are considered to be collectable.

Maximum credit risk is calculated as the total recorded value of cash and cash equivalents, accounts receivable, short term investments, reclamation fund holdings, and risk management contracts at the balance sheet date.

9.	RECLAMATION FUNDS

	December 31, 2011		December 31, 2010
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of year	$-	$25.0	$12.6	20.6
Contributions	-	3.7	8.2	5.8
Reimbursed expenditures (1)	-	(2.2)	(7.4)	(1.5)
Interest earned on funds	-	0.3	0.4	0.2
Withdrawals	-	-	(14.0)	-
Net unrealized gains and (losses) on available-for-sale assets	-	0.1	0.2	(0.1)
Balance, end of year (2)	$-	$26.9	$-	25.0
(1)	Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.
(2)	As at December 31, 2011 the restricted reclamation fund held the balance in investment grade assets.

ARC has established a restricted reclamation fund to finance obligations specifically associated with the Redwater property.  Required contributions to this fund will vary over time and have been disclosed as commitments in Note 20.  Interest earned on the respective investments is retained within the fund.

All investments in the unrestricted fund were withdrawn and applied to outstanding bank debt in December 2010.  Future abandonment expenditures will be funded entirely from cash flow from operating activities.

During the year ended December 31, 2010, gains of $0.2 million relating to available-for-sale reclamation fund assets were reclassified from accumulated other comprehensive income into earnings.  No such reclassification occurred during 2011.  As at December 31, 2011 all reclamation fund assets are reflected at fair value.  The fair values are obtained from third parties, determined directly by reference to quoted market prices.

10.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS (“E&E”)

The following table reconciles ARC’s E&E assets:

E&E
Balance, January 1, 2010	$23.0
Additions	52.2
Exploration and evaluation expenses	(0.8)
Balance, December 31, 2010	$74.4
Additions	113.3
Balance, December 31, 2011	$187.7

11.	PROPERTY, PLANT AND EQUIPMENT

The following table reconciles ARC’s property, plant and equipment:

Cost	Development and Production Assets	Administrative Assets
Balance, January 1, 2010	$3,537.5	$12.9
Additions	584.3	28.5
Acquisition through business combinations (Note 5)	712.7	-
Assets reclassified as held for sale	(135.2)	-
Balance, December 31, 2010	$4,699.3	$41.4
Additions	818.3	3.6
Assets reclassified as held for sale	(13.0)	-
Balance, December 31, 2011	$5,504.6	$45.0

Accumulated depletion, depreciation and amortization
Balance, January 1, 2010	$-	$-
Depletion, depreciation and amortization	(374.9)	(3.1)
Impairment loss (Note 6)	(30.7)	-
Accumulated depletion reclassified as held for sale	11.2	-
Balance, December 31, 2010	$(394.4)	$(3.1)
Depletion, depreciation and amortization	(430.6)	(5.7)
Impairment loss (Note 6)	(71.9)	-
Accumulated depletion reclassified as held for sale	1.7	-
Balance, December 31, 2011	$(895.2)	$(8.8)

Carrying amounts
As at January 1, 2010	3,537.5	12.9
As at December 31, 2010	4,304.9	38.3
As at December 31, 2011	4,609.4	36.2

For the year ended December 31, 2011 $25.7 million (2010 - $20.9 million) of direct and incremental general and administrative expenses were capitalized to property, plant and equipment.

For the year ended December 31, 2011 ARC disposed of $130.6 million of PP&E that was classified as held for sale of which $123.9 million was classified as held for sale as at December 31, 2010.  Gains totaling $89.5 million were recognized in the statement of income in respect of these disposals.

Assets held for sale
Balance, January 1, 2010	$-	$-
Additions	123.9	-
Balance, December 31, 2010	$123.9	$-
Additions	11.3	-
Disposals	(130.6)	-
Balance, December 31, 2011	$4.6	$-

12.	FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through strategies such as continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional equity.  Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities.

The following table details ARC’s financial liabilities as at December 31, 2011:

($ millions)	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	310.4	-	-	-	310.4
Dividends payable (2)	20.0	-	-	-	20.0
Risk management contracts (3)(4)	14.7	4.4	-	-	19.1
Senior notes and interest	65.2	123.1	120.3	266.9	575.5
Revolving credit facilities	-	319.9	-	-	319.9
Working capital facility	3.9	-	-	-	3.9
Accrued long-term incentive compensation (1)	-	38.3	-	-	38.3
Total financial liabilities	414.2	485.7	120.3	266.9	1,287.1

(1)	Liabilities under the RSU & PSU Plan represent the total amount expected to be paid out on vesting.
(2)	Amounts payable for the dividend represent the net cash payable after dividend reinvestment.
(3)	Amounts payable under risk management contracts have been presented at their future value without any reduction for entity-specific risk.
(4)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.

ARC actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.  Refer to Note 13 for further details on available amounts under existing banking arrangements and Note 15 for further details on capital management.

13.	LONG-TERM DEBT

	December 31,2011	December 31, 2010	January 1, 2010
Syndicated credit facilities:
Cdn$ denominated	$319.9	$357.7	$423.0
US $ denominated	-	-	74.3
Working capital facility	3.9	1.3	7.9
Senior notes:
Master Shelf Agreement
5.42% US$ Note	57.2	65.3	78.5
4.94% US$ Note	-	-	6.3
4.98% US$ Note	50.9	49.7	-
2004 Note Issuance
4.62% US$ Note	19.6	25.5	54.5
5.10% US$ Note	24.4	23.9	65.4
2009 Note Issuance
7.19% US$ Note	68.6	67.1	70.6
8.21% US$ Note	35.6	34.8	36.6
6.50% Cdn$ Note	29.0	29.0	29.0
2010 Note Issuance
5.36% US$ Note	152.6	149.2	-
Total long-term debt outstanding	$761.7	$803.5	$846.1

Credit Facilities
ARC has a $1 billion, annually extendible, financial covenant-based syndicated credit facility (“the facility”).  The maturity date of the facility is August 3, 2015.  ARC also has in place a $25 million demand working capital facility and a $25 million Letter of Credit facility. Both the working capital facility and the letter of credit are subject to the same covenants as the syndicated credit facility.

Borrowings under the facility bear interest at Canadian bank prime (3 per cent at December 31, 2011, 3 per cent at December 31, 2010) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fee.  The total stamping fees range between 160 bps and 325 bps on Canadian bank prime and US base rate borrowings and between 60 bps and 225 bps on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings.  The undrawn portion of the facility is subject to a standby fee in the range of 32 to 65 bps.

The weighted average interest rate under the credit facility was 3 per cent for the year ended December 31, 2011 (1.9 per cent for the year ended 2010).

Senior Notes Issued Under a Master Shelf Agreement
These senior notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$56.3 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$50.0 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015

Senior Notes not Subject to the Master Shelf Agreement
The senior notes not subject to the Master Shelf Agreement were issued on April 27, 2004, April 14, 2009, and May 27, 2010 via private placements. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$19.3 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$24.0 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US $67.5 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35.0 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn $29.0 million	6.5%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150.0 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018

Credit Capacity
The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2011:

	Credit Capacity	Drawn	Remaining
Syndicated Credit Facility	$1,000.0	$319.9	$680.1
Working Capital Facility	25.0	3.9	21.1
Senior Notes Subject to a Master Shelf Agreement(1)	228.8	108.1	120.7
Senior Notes Not Subject to a Master Shelf Agreement	329.8	329.8	-
Total	$1,583.6	$761.7	$821.9

(1)	Total credit capacity is US$225 million.

Debt Covenants
The following are the significant financial covenants governing the revolving credit facilities:

•	Long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items and interest expense;
•	Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items and interest expense; and
•	Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period.  As at December 31, 2011, ARC had $12.9 million in letters of credit ($3.1 million dollars in 2010), no subordinated debt, and was in compliance with all covenants.

Supplemental disclosures
An amount of $3.9 million due under ARC’s working capital facility in the next 12 months has not been included in current liabilities as ARC has the ability and intent to refinance these amounts through the syndicated credit facility.

The fair value of all senior notes as at December 31, 2011, is $467.1 million compared to a carrying value of $437.8 million ($468.1 million compared to $444.5 million as at December 31, 2010).

14.	ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  ARC has estimated the net present value of its total asset retirement obligations to be $496.4 million as at December 31, 2011 ($381.7 million at December 31, 2010 and $298.1 million at January 1, 2010) based on a total future undiscounted liability of $1.37 billion ($1.48 billion at December 31, 2010 and $1.46 billion at January 1, 2010).  At December 31, 2011 management estimates that these payments are expected to be made over the next 61 years with the majority of payments being made in years 2061 to 2072.  The Bank of Canada’s long term bond rate of 2.5 per cent (3.5 per cent in 2010) and an inflation rate of two per cent (two per cent in 2010) were used to calculate the present value of the asset retirement obligations.

The following table reconciles ARC’s provision for asset retirement obligations:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Balance, beginning of period	$381.7	$298.1
Increase in liabilities relating to corporate acquisitions	-	21.8
Increase in liabilities relating to development activities	6.3	4.6
Increase in liabilities relating to change in estimate and discount rate	105.6	64.3
Settlement of reclamation liabilities during the period	(8.4)	(7.8)
Accretion expense	13.4	12.6
Reclassified as liabilities associated with assets held for sale	(2.2)	(11.9)
Balance, end of period	$496.4	$381.7

15.	CAPITAL MANAGEMENT

ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:
•	Fund its development and exploration program;
•	Provide financial flexibility to execute on strategic opportunities; and
•
Maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to shareholders.

ARC manages the following capital:
•	Common shares and
•
Net debt, which includes long-term debt and working capital deficit, if any.  Working capital deficit is calculated as current liabilities less current assets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale

When evaluating ARC’s capital structure, management’s objective is to target net debt between one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization. As at December 31, 2011 ARC’s net debt to annualized funds from operations ratio is 1.1 and its net debt to total capitalization ratio is 11.1 per cent.

($ millions)	December 31, 2011	December 31, 2010
Cash from operating activities	902.7	677.0
Net change in other liabilities (Note 22)	9.6	(7.9)
Change in non-cash working capital (Note 22)	(68.0)	(2.1)
Funds from operations(1)	844.3	667.0

($ millions, except per share and per cent amounts)	December 31, 2011	December 31, 2010
Long-term debt(2)	761.7	803.5
Accounts payable and accrued liabilities	305.0	211.7
Dividends payable	28.9	27.7
Financial liabilities associated with assets held for sale	0.3	6.1
Cash and cash equivalents, accounts receivable, prepaid expenses, and short term investments	(186.2)	(178.0)
Net debt obligations (1)	909.7	871.0

Shares outstanding (millions)	288.9	284.4
Share price (3)	25.10	25.41
Market capitalization (1)	7,251.4	7,226.6
Net debt obligations (1)	909.7	871.0
Total capitalization (1)	8,161.1	8,097.6

Net debt as a percentage of total capitalization	11.1%	10.8%
Net debt obligations to annualized funds from operations	1.1	1.3

(1)
Funds from Operations, net debt obligations, market capitalization and total capitalization as presented do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities.

(2)	Includes current portion of long-term debt at December 31, 2011 and 2010 of $40.5 million and $15.7 million respectively.
(3)	TSX closing price as at December 31, 2011 and December 31, 2010 respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

In addition to internal capital management, ARC is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at December 31, 2011 ARC is in compliance with all covenants.

16.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT

Financial Instrument Classification and Measurement
ARC’s financial instruments carried on the Consolidated Balance Sheet are carried at amortized cost with the exception of cash and cash equivalents, short term investments, reclamation fund assets and risk management contracts, which are carried at fair value.  With the exception of ARC’s senior notes, there were no significant differences between the carrying value of financial instruments and their estimated fair values as at December 31, 2011.  The fair value of the ARC’s senior notes is disclosed in Note 13.

All of ARC’s cash and cash equivalents, short term investments, risk management contracts, and reclamation fund assets are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument.

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

ARC’s cash and cash equivalents, reclamation fund assets and risk management contracts have been assessed on the fair value hierarchy described above.  ARC’s cash and cash equivalents, restricted cash and reclamation fund assets are classified as Level 1 and risk management contracts as Level 2.  Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Pursuant to the Storm acquisition (Note 5), ARC acquired shares in Storm Resources Ltd. at an initial cost of $2.9 million.  The short term investment is classified as fair value through profit and loss and is presented at fair value with any periodic change in fair value being recorded as an unrealized gain or loss in the Consolidated Statements of Income.  At December 31, 2011, the fair value of ARC’s investment in Storm Resources Ltd. was $3.3 million ($3.5 million at December 31, 2010) and an unrealized loss of $0.2 million was recorded for 2011 (gain of $0.6 million in 2010).  ARC classifies this investment as Level 1 in the fair value hierarchy.

Market Risk Management
ARC is exposed to a number of market risks that are part of its normal course of business.  ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.
For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar relative to the U.S. dollar and the West Texas Intermediate (“WTI”) posted crude oil price.

Commodity Price Risk
ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2011. The sensitivity is based on a 10 per cent increase and 10 per cent decrease in the price of WTI and AECO natural gas. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between December 31, 2011 and ARC’s next reporting date.

Sensitivity of Commodity Price Risk Management Contracts:
	Increase in Commodity Price		Decrease in Commodity Price
	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	(78.5)	(7.0)	76.6	7.1

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC’s next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk
ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to variable rate debt and interest rate swaps were to have increased by 50 bps it is estimated that ARC’s net income for the year ended December 31, 2011 would decrease by $1.2 million, all of which is the result of increased interest expense as ARC had no risk management contracts that would be affected by interest rates in place at December 31, 2011.

Foreign Exchange Risk
North American oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Canadian/US dollar exchange rate that may fluctuate over time. In addition ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2011 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt.  The sensitivity is based on a 10 per cent increase and 10 per cent decrease in the Cdn$/US$ foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	$3.1	$(2.8)
U.S dollar denominated debt	(44.5)	44.5
Net income (decrease) increase	$(41.4)	$41.7

Increases and decreases in foreign exchange rates applicable to U.S. dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended December 31, 2011.

Risk Management Contracts

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.  ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at December 31, 2011 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts
Term		Contract	Volume	Bought Put	Sold Put	Sold Call		Bought Call
			bbl/d	US $/bbl(1)	US $/bbl(1)	US $/bbl		US $/bbl(1)
1-Jan-12	31-Dec-12	Collar	1,000	$90.00	-	$90.00	(2)	-
1-Jan-12	31-Dec-12	3-Way	5,000	$90.00	$60.00	$90.00	(2)	-
1-Jan-12	31-Dec-12	Collar	1,000	$90.00	-	$90.00	(1)	-
1-Jan-12	31-Dec-12	4-Way	3,000	$90.00	$70.00	$90.00	(1)	$120.00
1-Jan-12	31-Dec-12	3-Way	1,000	$90.00	$70.00	$90.00	(1)	-
1-Jan-12	31-Dec-12	3-Way	3,000	$90.00	$65.00	$90.00	(1)	-
1-Jan-12	31-Dec-12	4-Way	1,000	$90.00	$60.00	$90.00	(1)	$105.00
1-Jan-12	31-Dec-12	3-Way	1,000	$90.00	$60.00	$90.00	(1)	-
1-Jan-12	31-Dec-12	3-Way	2,000	$90.00	$60.00	$100.00	(2)	-
1-Jan-13	31-Dec-13	3-Way	2,000	$90.00	$60.00	$100.00	(2)	-
1-Jan-13	31-Dec-13	3-Way	4,000	$95.00	$65.00	$105.00	(2)	-
1-Jan-13	30-Jun-13	Collar	2,000	$90.00	-	$110.00	(2)	-
(1)	Settled on the monthly average price
(2)	Settled on the term average price

Financial WTI Crude Oil Swap Contracts(3)
Term		Contract	Volume	Sold Swap
			bbl/d	US$/bbl
1-Jan-13	30-Jun-13	Swap	2,000	$90.075
(3)	Settled on the monthly average price

Financial WTI Crude Oil Calendar Spread Contracts(4)
Term		Contract	Volume	Spread
			bbl/d	US$/bbl
1-Jan-12	31-Dec-12	1st vs. 2nd Month	4,000	$0.12
(4)	ARC pays the prompt contract monthly average; ARC receives the second delivery month contract average plus the calendar spread

Financial NYMEX Natural Gas Swap Contracts(5)
Term		Contract	Volume	Sold Swap
			mmbtu/d	US$/mmbtu
1-Jan-12	31-Mar-12	Swap	55,000	$5.03
1-Apr-12	31-Oct-12	Swap	65,000	$4.94
1-Jan-12	31-Dec-12	Swap	25,000	$5.08
(5)	Last Day Settlement

Financial Basis Swap Contracts
Term		Contract	Volume	Sold Swap	Ratio Sold Swap
			mmbtu/d	US$/mmbtu(6)	AECO/NYMEX (7)
1-Jan-12	31-Oct-12	L3d Settlement	15,000	($0.4067)
1-Jan-12	31-Oct-12	Ld Settlement	75,000	($0.5276)
1-Jan-12	31-Dec-12	Ld Settlement	20,000	-	0.9012
1-Nov-12	31-Dec-12	Ld Settlement	50,000	($0.6035)
(6)	ARC receives Nymex price based on Last Day (Ld) or Last 3 Day (L3d) settlement less fixed basis; ARC pays AECO (7a) monthly index $US/mmbtu
(7)	ARC receives Nymex price based on Last Day (Ld) settlement multiplied by AECO/NYMEX $US/mmbtu ratio; ARC pays AECO (7a) monthly index $US/mmbtu

US$ Obligations (8)
Forward Date	Contract	Notional US$	CDN$/US$	US$/CDN$
09-Jan-12	USD Purchased Forward	$30,000,000	$1.0124	$0.9878
(8)	Based on USD payments that relate to annual settled call contracts.

Financial Electricity Heat Rate Contracts (9)
Term		Contract	Volume	AESO Power	AECO 5(a)	multiplied	Heat Rate
			MWh	$C/MWh	$C/GJ	by	GJ/MWh
1-Jan-12	31-Dec-12	Heat Rate Swap	15	Receive AESO	Pay AECO 5(a)	X	9.10
1-Jan-13	31-Dec-13	Heat Rate Swap	10	Receive AESO	Pay AECO 5(a)	X	9.15
(9)	Alberta Power Pool (monthly average 24x7); AECO Monthly (5a) index

Financial Electricity Contracts (10)
Term		Contract	Volume	Bought Swap
			MWh	Cdn$/MWh
01-Jan-12	31-Dec-12	Swap	5	$72.50
(10)Alberta Power Pool (monthly average 24x7)

At December 31, 2011, the net fair value associated with ARC’s risk management contracts was $2.8 million ($24.5 million at December 31, 2010 and a $4.8 million liability at January 1, 2010).  ARC recorded gains on risk management contracts of $59.3 million for the year ended December 31, 2011 in its consolidated income statement (gains of $93.6 million for the year ended December 31, 2010).

17.	INCOME TAXES

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before deferred income tax expense as follows:

	December 31, 2011	December 31, 2010
Income before deferred income tax recovery	$384.0	$245.4
Canadian statutory rate (1)	26.5%	28.0%
Expected income tax expense at statutory rates	101.8	68.7
Effect on income tax of:
Net income of ARC Energy Trust	-	(75.5)
Effect of change in corporate tax rate	(6.4)	28.6
Unrealized loss on foreign exchange	1.7	0.8
Change in estimated pool balances	(0.3)	(0.9)
Loss on revaluation of exchangeable shares	-	12.2
Other non-deductible items	0.2	(0.7)
Deferred income tax expense	$97.0	$33.2
(1)
The statutory rate consists of the combined statutory tax rate for the Company and its subsidiaries for the year ended December 31, 2011 and the combined statutory tax rate for the Trust and its subsidiaries for the year ended December 31, 2010. The general combined Federal/ Provincial tax rate lowered to 26.5% in 2011 from 28% in 2010 due to the Federal rate dropping from 18% (2010) to 16.5% in 2011.

The net deferred income tax liability is comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax liabilities:
Capital assets in excess of tax value	$610.9	$575.9	$389.3
Risk management contracts	6.2	11.0	2.3
Long-term debt	6.1	7.7	8.5
Partnership Deferral	120.5	-	-

Deferred tax assets:
Asset retirement obligations	(124.5)	(98.5)	(74.8)
Non-capital losses	(80.7)	(54.0)	(49.9)
Risk management contracts	(5.5)	(5.1)	(3.4)
Long-term incentive compensation expense	(13.1)	(12.0)	(8.2)
Attributed Canadian royalty income	(4.5)	(4.5)	(4.5)
Make whole payment	(0.8)	(1.0)	-
CEC, SR&ED pools and deductible share issue costs	(8.2)	(8.9)	(4.2)
Deferred income tax liability	$506.4	$410.6	$255.1

A continuity of the net deferred income tax liability is detailed in the following tables:

($ millions)	Balance January 1, 2010 Asset (Liability)	Recognized in profit or loss Asset (Liability)	Recognized in equity Asset (Liability)	Acquired in business combination Asset (Liability)	Recognized in Property, plant and equipment Asset (Liability)	Balance December 31, 2010 Asset (Liability)

Property, plant and equipment	(389.3)	(56.8)	-	(134.3)	4.5	(575.9)
Risk management contracts	1.1	(7.2)	0.2	-	-	(5.9)
Long-term debt	(8.5)	0.8	-	-	-	(7.7)
Asset retirement obligation	74.8	18.2	-	5.5	-	98.5
Non-capital losses	49.9	4.1	-	-	-	54.0
Long-term incentive compensation expense	8.2	3.8	-	-	-	12.0
Attributed Canadian Royalty Income	4.5	-	-	-	-	4.5
Make whole payment	-	1.0	-	-	-	1.0
Other	4.2	2.9	1.6	0.2	-	8.9
Total	(255.1)	(33.2)	1.8	(128.6)	4.5	(410.6)

($ millions)	Balance January 1, 2011 Asset (Liability)	Recognized in profit or loss Asset (Liability)	Recognized in equity Asset (Liability)	Acquired in business combination Asset (Liability)	Recognized in Property, plant and equipment Asset (Liability)	Balance December 31, 2011 Asset (Liability)

Property, plant and equipment	(575.9)	(36.3)	-	-	1.3	(610.9)
Risk management contracts	(5.9)	5.4	(0.2)	-	-	(0.7)
Long-term debt	(7.7)	1.6	-	-	-	(6.1)
Partnership deferral	-	(120.5)	-	-	-	(120.5)
Asset retirement obligation	98.5	26.0	-	-	-	124.5
Non-capital losses	54.0	26.7	-	-	-	80.7
Long-term incentive compensation expense	12.0	1.1	-	-	-	13.1
Attributed Canadian Royalty Income	4.5	-	-	-	-	4.5
Make whole payment	1.0	(0.2)	-	-	-	0.8
Other	8.9	(0.8)	-	-	0.1	8.2
Total	(410.6)	(97.0)	(0.2)	-	1.4	(506.4)

The petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $2.7 billion ($2.4 billion in 2010) available for future use as deductions from taxable income.  Included in this tax basis are estimated non-capital loss carryforwards of $290.7 million ($183.9 million in 2010) that expire in the years 2027 through 2030. The following is a summary of the estimated ARC tax pools:

	December 31, 2011	December 31, 2010	January 1, 2010
Canadian oil and gas property expenses	$876.8	$982.5	$951.6
Canadian development expenses	678.0	504.4	391.1
Canadian exploration expenses	103.6	95.5	105.6
Undepreciated capital costs	690.0	619.2	432.2
Non-capital losses	290.7	183.9	181.9
SR&ED tax pools	28.7	22.2	0.8
Other	19.7	26.0	15.2
Estimated tax basis, federal	2,687.5	2,433.7	2,078.4
Provincial tax pools	177.6	177.6	155.5

At December 31, 2010 $1.7 million of current taxes were payable for Storm Exploration Inc. relating to the acquisition of Storm (Note 5).  No current income taxes were paid in 2011 and 2010 by ARC Energy Trust or ARC Resources Ltd.

18.	SHAREHOLDERS’ CAPITAL

(thousands of units)	Year Ended December 31, 2011	Year Ended December 31, 2010
Trust units , beginning of year	-	236,615
Equity offering	-	13,000
Issued on conversion of exchangeable shares	-	424
Issued for acquisition consideration	-	23,003
Distribution reinvestment program	-	3,683
Exchanged pursuant to the Arrangement	-	(276,725)
Trust units, end of year	-	-

(thousands of shares)	Year Ended December 31, 2011	Year Ended December 31, 2010
Common shares, beginning of year	284,379	-
Issued for trust units pursuant to the Arrangement	-	276,725
Issued for exchangeable shares pursuant to the Arrangement	-	7,654
Dividend reinvestment program	4,516	-
Common shares, end of year	288,895	284,379

Net income per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2011	Year Ended December 31, 2010
Weighted average common shares	286,593	259,903
Diluted common shares	286,593	264,220

Dividends for the years ended December 31, 2011 and 2010 were $1.20 per share.

For the year ended December 31, 2011 the share options outstanding were anti-dilutive and were not included in the diluted common shares calculation.

On January 16, 2012 the Board of Directors declared a dividend of $0.10 per common share, payable in cash, to shareholders of record on January 31, 2012.  The dividend payment date is February 15, 2012.

19.	LONG TERM INCENTIVE PLANS

RSU & PSU Plan
ARC’s share-based Long Term Incentive Plan (RSU & PSU Plan), formerly the Whole Trust Unit Incentive Plan, results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units.  The RSU & PSU Plan consists of Restricted Share Units (“RSUs”) for which the number of share units is fixed and will vest evenly over a period of three years and Performance Share Units (“PSUs”) for which the number of share units is variable and will vest at the end of three years.

Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date.  The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.  The performance multiplier is calculated using the percentile rank of ARC’s Total Shareholder Return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.

A portion of total compensation costs associated with the RSU & PSU Plan is charged to property, plant and equipment to reflect those costs that are directly attributable to spending on capital projects, a portion is charged to operating expenses to reflect the awards that are attributable to certain individuals working in field operations, and the remainder is charged to general and administrative expense.

DSU Plan
Effective January 1, 2011, ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs.  Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company.  Compensation expense associated with the DSU Plan is based on the fair value of DSUs at the date of grant, adjusted to the current fair value of outstanding awards at each period end.  Units are settled in cash based on the common share price plus accrued dividends.  Compensation expense relating to the DSU Plan is charged to general and administrative expense.

The following table summarizes the RSU, PSU and DSU movement for the year ended December 31, 2011:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, beginning of period	1,017	1,301	-
Granted	381	522	64
Distributed	(474)	(304)	-
Forfeited	(72)	(74)	-
Balance, end of period	852	1,445	64

Compensation charges relating to the RSU & PSU and DSU Plans can be reconciled as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
General and administrative expense	25.5	32.2
Operating expense	4.3	5.6
Property, plant and equipment	2.5	5.9
Total compensation charges	$32.3	$43.7
Cash payments	$28.1	$28.0

At December 31, 2011 $35.0 million of compensation amounts payable were included in accounts payable and accrued liabilities on the Consolidated Balance Sheet ($22.7 million at December 31, 2010 and $22.4 million at January 1, 2010), and $18.5 million was included in long-term incentive compensation liability ($26.6 million at December 31, 2010 and $10.9 million at January 1, 2010).  A recoverable amount of $0.9 million was included in accounts receivable at December 31, 2011 ($1 million at December 31, 2010 and $0.7 million at January 1, 2010).

Share Option Plan
Effective January 1, 2011 ARC implemented a share option plan.  Share options are granted to officers, certain employees and certain consultants of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years.  The option holder has the right to exercise the options at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date.

ARC recorded compensation expense of $0.5 million relating to the share option plan for the year ended December 31, 2011.

ARC estimated the fair value of the share options granted using a binomial-lattice option pricing model.  The grant date fair value of the share option plan was $3.6 million, or $8.40 per option outstanding at December 31, 2011.  The following assumptions were used to arrive at the estimated fair value at the date of the options grant:

Weighted average share price	$27.11
Exercise price	$27.11
Expected annual dividends	$1.20
Expected volatility (1)	37.00%
Risk-free interest rate	2.61%
Expected life of share option(2)	5.5 to 6 years
(1)Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.
(2)Expected life of the share option is calculated as the mid-point between vesting date and expiry.

The number of share options outstanding and related exercise prices are as follows:

	Number of share	Weighted average
	options outstanding	exercise price
Balance, beginning of year	-	$-
Granted	430,990	27.11
Exercised	-	-
Forfeited	(11,708)	27.11
Balance, December 31, 2011	419,282	$27.11
Exercisable, December 31, 2011	-	$-

20.	COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at December 31, 2011:

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	44.4	80.9	408.2	228.2	761.7
Interest payments (2)	24.7	42.2	32.1	38.7	137.7
Reclamation fund contributions (3)	4.3	7.7	6.7	57.5	76.2
Purchase commitments	33.6	42.1	12.8	5.0	93.5
Transportation commitments	33.9	60.6	36.4	5.9	136.8
Operating leases	11.1	18.5	16.1	61.3	107.0
Risk management contract premiums (4)	0.8	1.7	-	-	2.5
Total contractual obligations	152.8	253.7	512.3	396.6	1,315.4

(1)	Long-term and short-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 16).  As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2011 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made.  At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations.  Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

21.	RELATED PARTIES

Interest in Partnership
ARC owns a 99.9% interest in the ARC Resources General Partnership (the “partnership”).  The other 0.1% of the partnership is owned by 1504793 Alberta Ltd, a 100% owned subsidiary of ARC.  ARC’s oil and gas properties are owned and administered by the partnership.  ARC is also the sole beneficiary of the Redwater A&R Trust, which administers the reclamation fund on the Company’s behalf.

Key Management Personnel Compensation
ARC has determined that the key management personnel of the Company consists of its officers and directors.  In addition to the salaries and directors fees paid to the officers and directors respectively, the Company also provides compensation to both groups under the Long Term Incentive Plan.  As well, the officers participate in the Company’s share option plan.  The compensation included in general and administrative expenses relating to key management personnel for the year was $26.7 million (2010 - $29.1 million).

22.	SUPPLEMENTAL DISCLOSURES

Income Statement Presentation
ARC’s statement of income is prepared primarily by nature of expense, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statement of income.

	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating	$25.5	$23.7
General and administrative	71.5	75.4
Total employee compensation costs	$97.0	$99.1

Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities.

Changes in Non-Cash Working Capital
	Year Ended December 31, 2011	Year Ended December 31, 2010
Accounts receivable	$(11.6)	$(26.1)
Accounts payable and accrued liabilities	86.5	38.6
Prepaid expenses	(2.4)	8.3
Total	72.5	20.8

Operating activities	68.0	2.1
Investing activities	4.5	18.7
Total	$72.5	$20.8

Other Non-Cash Items
	Year Ended December 31, 2011	Year Ended December 31, 2010
Non-cash lease inducement	$0.3	$6.6
Loss on revaluation of exchangeable shares	-	48.8
Loss (gain) on short term investments	0.2	(0.9)
Share option expense	0.5	-
Total other non-cash items	$1.0	$54.5

Net Change in Other Liabilities
	Year Ended December 31, 2011	Year Ended December 31, 2010
Long-term incentive compensation liability	$(6.4)	$13.7
Risk management contracts	5.2	-
Asset retirement obligations	(8.4)	(7.8)
Long-term government grant	-	2.0
Total other liabilities	$(9.6)	$7.9

23.	EXPLANATION OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Consolidated Financial Statements for the year ended December 31, 2011 and 2010 are the Company’s first financial statements prepared under IFRS.  For all annual periods prior to that date, the Company prepared its financial statements under Canadian generally accepted accounting principles (“GAAP”).

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities recognized in retained earnings unless certain exemptions are applied.  The Company has applied the following optional exemptions to its opening balance sheet dated January 1, 2010:

(a)	Business Combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  ARC has taken advantage of this exemption and has applied IFRS 3 only to business combinations that occurred on or after January 1, 2010.

(b)	Deemed Cost
IFRS requires that property, plant and equipment associated with oil and natural gas development and production be monitored and depreciated at a more granular level than was required under full cost accounting allowable under Canadian GAAP.  The deemed cost exemption contained within IFRS 1 allows companies using full cost accounting under their previous GAAP to elect that the deemed cost of their oil and gas property, plant and equipment at transition date be equal to their historic carrying value under Canadian GAAP.   ARC has applied this exemption at January 1, 2010 and accordingly has measured its property, plant and equipment on the following basis:

•	Exploration and evaluation assets at their carrying value under Canadian GAAP; and
•	Development and production assets at the amount determined by allocating their total net book value under Canadian GAAP on a pro rata basis using discounted proved plus probable reserve values.

(c)	Borrowing Costs
IFRS 1 indicates that a first-time adopter may elect not to apply IAS 23 Borrowing Costs retrospectively, but rather capitalize borrowing cost only in respect of qualifying assets for which the commencement date for capitalization was on or after January 1, 2010.  ARC has applied this election.

(d)	Leases
IFRS 1 allows for a first-time adopter to avoid reassessing the determination of whether an arrangement contains a lease at the date of adoption if the assessment was already made under a previous GAAP if that determination would have given the same outcome as under IFRIC 4 – Determining Whether an Arrangement Contains a Lease.  EIC 150 – Determining Whether an Arrangement Contains a Lease was issued under Canadian GAAP in December 2004 and was to be applied to arrangements agreed to, or committed to, after January 1, 2005.  As there are no differences between IFRIC 4 and EIC 150, any arrangements that were identified under EIC 150 and determined to contain or not contain an operating or financing lease do not need to be reassessed.  Accordingly, ARC has elected to apply the exemption granted under IFRS 1 and has assessed historic arrangements which were entered into before January 1, 2005 that exist at January 1, 2010 to determine whether they contain a lease based on the facts and circumstances that existed at that date.  No new leasing arrangements that require any changes to the IFRS financial statements have been identified during this process.

In addition to the IFRS 1 exemptions applied above, all applicable mandatory exceptions prescribed in IFRS 1 have been applied at the date of transition.  No effect of hindsight was used in calculating transitional amounts.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  However, significant differences exist in matters of recognition, measurement and disclosure of certain specific items.  While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations.  In order to allow the users of the financial statements to better understand these changes, ARC’s consolidated balance sheets at January 1, 2010, and December 31, 2010 as prepared under Canadian GAAP and statements of income and comprehensive income for the year ended December 31, 2010, as prepared under Canadian GAAP, have been reconciled to IFRS, with the resulting differences explained.

CONSOLIDATED BALANCE SHEET
As at January 1, 2010

(Cdn$ millions)	Previous Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Accounts receivable	$115.9	$-	$115.9
Prepaid expenses	18.2	-	18.2
Risk management contracts	5.9	-	5.9
Future income/deferred taxes (j)	7.1	(7.1)	-
	147.1	(7.1)	140.0
Reclamation funds	33.2	-	33.2
Risk management contracts	3.2	-	3.2
Property, plant and equipment (b)	3,573.4	(23.0)	3,550.4
Intangible exploration and evaluation assets (b)	-	23.0	23.0
Goodwill	157.6	-	157.6
Total assets	$3,914.5	$(7.1)	$3,907.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$166.7	$-	$166.7
Current portion of long-term debt (i)	-	27.0	27.0
Distributions payable	23.7	-	23.7
Risk management contracts	12.9	-	12.9
Exchangeable shares (f)	-	47.2	47.2
	203.3	74.2	277.5
Risk management contracts	1.0	-	1.0
Long-term debt (i)	846.1	(27.0)	819.1
Accrued long-term incentive compensation	10.9	-	10.9
Asset retirement obligations (e)	149.9	148.2	298.1
Future income/deferred taxes (j)	328.9	(73.8)	255.1
Total liabilities	1,540.1	121.6	1,661.7
COMMITMENTS AND CONTINGENCIES

UNITHOLDERS’ EQUITY
Unitholders’ capital (f), (k)	2,917.6	(19.3)	2,898.3
Non-controlling interest (f)	36.0	(36.0)	-
Deficit (l)	(578.6)	(73.4)	(652.0)
Accumulated other comprehensive loss	(0.6)	-	(0.6)
Total unitholders’ equity	2,374.4	(128.7)	2,245.7
Total liabilities and unitholders’ equity	$3,914.5	$(7.1)	$3,907.4

CONSOLIDATED BALANCE SHEET
As at December 31, 2010

(Cdn$ millions)	Previous Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents (a)	$0.3	$1.7	$2.0
Accounts receivable	160.5	-	160.5
Prepaid expenses	12.0	-	12.0
Risk management contracts	66.8	-	66.8
Short-term investment	3.5	-	3.5
Assets held for sale (g)	-	123.9	123.9
	243.1	125.6	368.7
Restricted cash (a)	1.7	(1.7)	-
Reclamation funds	25.0	-	25.0
Risk management contracts	0.6	-	0.6
Property, plant and equipment (b), (c), (d), (e), (g)	4,432.9	(89.7)	4,343.2
Intangible exploration and evaluation assets (b)	-	74.4	74.4
Goodwill (h)	243.2	5.0	248.2
Total assets	$4,946.5	$113.6	$5,060.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (g)	$217.8	$(6.1)	$211.7
Current portion of long-term debt (i)	-	15.7	15.7
Distributions payable	27.7	-	27.7
Exchangeable shares (f), (m)	-	-	-
Risk management contracts	22.0	-	22.0
Future income/deferred taxes (j)	6.0	(6.0)	-
Liabilities associated with assets held for sale (g)	-	18.0	18.0
	273.5	21.6	295.1
Risk management contracts	20.9	-	20.9
Long-term debt (i)	803.5	(15.7)	787.8
Long-term incentive compensation liability	26.6	-	26.6
Other deferred liabilities	25.0	-	25.0
Asset retirement obligations (e), (g), (h)	169.1	212.6	381.7
Future income/deferred taxes (j)	433.5	(22.9)	410.6
Total liabilities	1,752.1	195.6	1,947.7

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Shareholders’ capital (m)	3,194.5	(82.0)	3,112.5
Deficit (l), (m)	-	-	-
Accumulated other comprehensive loss	(0.1)	-	(0.1)
Total shareholders’ equity	3,194.4	(82.0)	3,112.4
Total liabilities and shareholders’ equity	$4,946.5	$113.6	$5,060.1

CONSOLIDATED STATEMENTS OF INCOME
For the twelve months ended December 31, 2010

(Cdn$ millions)	Previous Canadian GAAP	Effect of Transition to IFRS	IFRS

Sales of crude oil, natural gas and natural gas liquids	$1,213.7	$-	$1,213.7
Royalties	(192.8)	-	(192.8)
REVENUE	1,020.9	-	1,020.9

Gain on risk management contracts	93.6	-	93.6
	1,114.5	-	1,114.5

EXPENSES
Transportation	29.7	-	29.7
Operating	261.9	-	261.9
Exploration and evaluation expenses (b)	-	0.8	0.8
General and administrative	91.6	-	91.6
Interest and financing charges	42.5	-	42.5
Accretion of asset retirement obligation (e)	9.9	2.7	12.6
Depletion, depreciation, amortization and impairment (recovery) (c), (d)	451.2	(42.5)	408.7
Gain on foreign exchange	(26.8)	-	(26.8)
Loss on revaluation of exchangeable shares (f)	-	48.8	48.8
	860.0	9.8	869.8

Gain on short term investments	0.9	-	0.9
Capital and other taxes	(0.2)	-	(0.2)
Future income/deferred tax recovery (expense) (j), (k)	5.6	(38.8)	(33.2)
Net income	$260.8	$(48.6)	$212.2

Net income per unit
Basic	$1.00	$(0.18)	$0.82
Diluted	$0.99	$(0.19)	$0.80

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the twelve months ended December 31, 2010

(Cdn$ millions)	Previous Canadian GAAP	Effect of Transition to IFRS	IFRS

Net Income	$260.8	$(48.6)	$212.2

Other comprehensive income, net of tax
Gains on financial instruments designated as cash flow hedges	0.5	-	0.5
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year	0.1	-	0.1
Net unrealized gains on available-for-sale reclamation funds’ investments	0.1	-	0.1
Gains and losses on financial instruments designated as available-for-sale reclamation fund investments in prior periods realized in net income in the current year	(0.2)	-	(0.2)
Other comprehensive income	0.5	-	0.5
Comprehensive income	$261.3	$(48.6)	$212.7

The following conventions are used in the reconciling tables below:
Asset and expense accounts:  Increase, (Decrease)
Liability and equity accounts:  (Increase), Decrease

(a)	Restricted Cash
Under IFRS cash subject to restriction is classified as cash and cash equivalents.  Canadian GAAP requires that cash subject to restriction preventing its use for current purposes is to be excluded from current assets.

	January 1, 2010	December 31, 2010
Increase in cash and cash equivalents	-	1.7
Decrease in restricted cash	-	(1.7)
Impact on deficit	-	-

(b)	Intangible Exploration and Evaluation Assets
Under IFRS ARC capitalizes costs associated with exploration and evaluation activities until a project is deemed successful or otherwise.  If a project is deemed successful, the capitalized exploration and evaluation costs are tested for impairment and then transferred to property, plant and equipment.  If a project is deemed unsuccessful the associated costs are charged to the statement of income in the period as unsuccessful exploration and evaluation costs.

IFRS requires that intangible exploration and evaluation assets (E&E) are presented separately in the consolidated balance sheet.  Under Canadian GAAP, these assets are included in the general balance of property, plant and equipment.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Costs classified as E&E assets	23.0	75.2
E&E assets reclassified to exploration and evaluation expenses	-	(0.8)
Decrease in property, plant and equipment	(23.0)	(75.2)
Increase in deficit	-	(0.8)

Consolidated statement of income
Year ended December 31, 2010
Increase in exploration and evaluation expenses	0.8
Adjustment before tax	0.8

(c)	Property, Plant and Equipment - Depletion
Under IFRS ARC’s oil and natural gas assets contained within property, plant and equipment are depleted over the life of its total proved plus probable reserve base. Canadian GAAP requires that total proved reserves be used as the basis for depletion of oil and gas assets accounted for under the full cost method of accounting.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in property, plant and equipment	-	73.2
Related tax effect	-	(18.3)
Decrease in deficit	-	54.9

Consolidated statement of income
Year ended December 31, 2010
Decrease in depletion and depreciation	(73.2)
Adjustment before tax	(73.2)

(d)	Property, Plant & Equipment - Impairment
IFRS uses a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP resulting in impairment testing being done at the cash generating unit (“CGU”) level.

Canadian GAAP uses a two-step approach to impairment testing;  first comparing asset carrying values with undiscounted future cash flows to determine whether an impairment exists, and then measuring impairment by comparing asset carrying values to their fair value (which is calculated using discounted cash flows).  Under Canadian GAAP, ARC includes all assets in one impairment test.

Under IFRS, an impairment charge of $30.7 million was recognized on ARC’s property, plant and equipment at December 31, 2010 relating to one of ARC’s oil producing CGU’s.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Decrease in property, plant and equipment	-	(30.7)
Related tax effect	-	7.7
Increase in deficit	-	(23.0)

Consolidated statement of income
Year ended December 31, 2010
Increase in depletion and depreciation	30.7
Adjustment before tax	30.7

(e)	Asset Retirement Obligation
Under IFRS, the provision for asset retirement obligations includes both constructive and legal obligations and must be revalued at each reporting date using a pre-tax liability specific discount rate that reflects the time value of money.  As a result of applying the IFRS 1 deemed cost exemption, any adjustments in the carrying amount of the obligation on transition to IFRS are required to be charged directly to retained earnings.  All subsequent changes will adjust the carrying value of property, plant and equipment.

Accretion of the asset retirement obligation is calculated using the current risk-free interest rate.

Under Canadian GAAP, ARC recorded its asset retirement obligations discounted by its credit adjusted risk-free rate in effect at the time the liability arises.  The value is not subsequently adjusted for changes in the credit adjusted risk-free rate.  Canadian GAAP does not require the inclusion of constructive liabilities in the determination of a company’s asset retirement obligation.

Accretion is calculated using the credit adjusted risk-free rate in effect at the time the provision was originally recorded and is presented in the depletion, depreciation and accretion line item in the Canadian GAAP consolidated income statement.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in property, plant and equipment	-	66.9
Increase in asset retirement obligation	(148.2)	(217.8)
Related tax effect	37.1	37.8
Increase in deficit	(111.1)	(113.1)

Consolidated statement of income
Year ended December 31, 2010
Increase in accretion	2.7
Adjustment before tax	2.7

(f)	Exchangeable Shares
Under IFRS, ARC’s exchangeable shares meet the criteria of a financial liability and are presented at fair value at each balance sheet date.  Accordingly, in ARC’s opening IFRS balance sheet exchangeable shares have been restated to reflect their fair value on January 1, 2010, with a corresponding adjustment to unitholders’ capital and retained earnings recorded to reflect all exchanges into trust units over time measured at fair value.  Subsequent changes in fair value are recorded directly to the consolidated statement of income.

Under Canadian GAAP, ARC classifies its exchangeable shares as non-controlling interest. When exchangeable shares are converted to trust units net income amounts previously recorded as non-controlling interest are re-classified to unitholders’ capital.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in exchangeable shares on revaluation	(34.4)	(83.2)
Decrease in non-controlling interest	23.2	23.2
Decrease in unitholders’ capital	20.1	20.1
Increase in exchangeable shares on book value reclassification	(12.8)	(12.8)
Decrease in non-controlling interest on book value reclassification	12.8	12.8
Decrease (increase) in deficit	8.9	(39.9)

Consolidated statement of income
Year ended December 31, 2010
Revaluation of exchangeable shares	48.8
Adjustment before tax	48.8

(g)	Assets Held For Sale
Under IFRS, a non-current asset must be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use.  Assets held for sale are recorded at the lower of their carrying value or fair value less costs to sell.  Once classified as held for sale these assets are no longer depreciated.

At the end of the fourth quarter of 2010 a group of producing oil and gas properties were packaged for sale and as such were classified as assets held for sale in accordance with IFRS.

Under Canadian GAAP if the disposal of these properties would not change the corporate depletion rate by more than 20 per cent there is no separate presentation of assets held for sale.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in assets held for sale	-	123.9
Decrease in property, plant and equipment	-	(123.9)
Increase in liabilities associated with assets held for sale	-	(18.0)
Decrease in accounts payable and accrued liabilities	-	6.1
Decrease in asset retirement obligation	-	11.9
Impact on deficit	-	-

(h)	Goodwill
ARC recognized the purchase price of Storm in accordance with CICA Handbook Section 1582 - Business Combinations.  The fair value of the assets and liabilities are the same under IFRS and Canadian GAAP with the exception of the asset retirement obligation.

Under Canadian GAAP, ARC recorded asset retirement obligations associated with Storm using a credit adjusted risk-free rate, under IFRS a risk-free discount rate was used, thus resulting in a larger asset retirement obligation being recognized.  The offset to this change is an increase to goodwill, net of the resulting differences in the deferred tax asset assumed.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in asset retirement obligation	-	(6.7)
Increase in goodwill	-	5.0
Decrease in deferred tax liability	-	1.7
Impact on deficit	-	-

(i)	Current Portion of Long-Term Debt
Under IFRS debt balances due within one year must be classified as current in the consolidated balance sheet unless these amounts can be refinanced or rolled-over on a long-term basis with the same counter-party.  As a result amounts due within 12 months under the senior notes have been re-classified to current liabilities.

Under Canadian GAAP amounts due within 12 months under the senior notes are classified as long-term as management has the ability and intent to refinance these amounts through the syndicated credit facility.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in current portion of long-term debt	27.0	15.7
Decrease in long-term debt	(27.0)	(15.7)
Impact on deficit	-	-

(j)	Deferred Taxes
Under IFRS, all deferred tax balances are classified as long-term irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected reversal of the temporary difference.

Under Canadian GAAP future tax assets and liabilities are presented as current or non-current based on the classification of the underlying assets or liability to which they relate.

The following table reconciles the decrease (increase) in deferred tax liability:

	January 1, 2010	December 31, 2010
Change in asset retirement obligation (i)	37.1	37.8
Change in asset retirement obligation on acquisition (i)	-	1.7
Depletion (i)	-	(18.3)
Asset impairment (i)	-	7.7
Change in future tax rate (ii)	29.6	-
Decrease in deferred tax liability	66.7	28.9

(i)	As per notes (c), (d), (e), and (h) above.
(ii)
Under IFRS, entities that are subject to different tax rates on distributed and undistributed income must calculate deferred taxes using the undistributed profits rate, which is the higher of the two.  Canadian GAAP requires each individual tax rate to be applied to distributed and undistributed profits, respectively.  On December 31, 2010 ARC effectively completed its conversion from an income trust to a corporation, therefore, the undistributed profits rate was no longer applicable in calculating ARC’s deferred tax liability.

(k)	Share Issue Costs
As the undistributed profits income tax rate is applied to share issue costs in the calculation of the IFRS deferred tax liability, an incremental amount of unitholders’ capital was recorded under IFRS.

Consolidated balance sheet
	January 1, 2010	December 31, 2010
Increase in unitholders’ capital	(0.8)	-
Increase in deficit	(0.8)	-

(l)	Deficit
The following is a summary of adjustments to the deficit:

	January 1, 2010	December 31, 2010
Asset retirement obligation	(148.2)	(148.2)
Revaluation of exchangeable shares	8.9	(39.9)
Deferred tax	65.9	27.2
Exploration and evaluation expenses	-	(0.8)
Depletion	-	73.2
Impairment of oil and gas assets	-	(30.7)
Accretion	-	(2.7)
Increase in deficit	(73.4)	(121.9)

(m)	Shareholders’ Capital
Pursuant to the Plan of Arrangement each unitholder of the Trust received one common share of the Company for each trust unit held.  Exchangeable shareholders received common shares on the same basis as the holders of the Trust Units based on the number of Trust Units into which each exchangeable share would be exchangeable into on December 31, 2010.  Due to the accounting differences under IFRS and Canadian GAAP for exchangeable shares, discussed in (f) above, the carrying value of these instruments differs, thus resulting in a difference in Shareholder’s Capital at the time of the Arrangement.

Pursuant to the Arrangement shareholders’ capital is reduced by the amount necessary to eliminate the deficit of the Trust outstanding at the time of the Arrangement.  The deficit at the time of the Arrangement differs under IFRS compared to Canadian GAAP and as a result the shareholders’ capital amount differs.

The following is a summary of adjustments to shareholders’ capital pursuant to the Plan of Arrangement:
	January 1, 2010	December 31, 2010
Elimination of deficit	-	(121.9)
Exchangeable shares exchanged	-	39.9
Decrease in shareholders’ capital	-	(82.0)